CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

COWEN AND COMPANY, LLC

599 Lexington Avenue, 27th Floor

New York, New York 10022

VIA EDGAR

September 26, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	Myokardia, Inc.

Registration Statement on Form S-1

File No. 333-213680

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of MyoKardia, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on September 27, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we, as the representatives of the several underwriters, expect to distribute approximately 200 copies of the Company’s preliminary prospectus, to be dated September 26, 2016, to underwriters, dealers, institutions and others.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
COWEN AND COMPANY, LLC
As representative of the several underwriters

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nathaniel Chang
Name:	Nathaniel Chang
Title:	Director

By: COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Name:	Grant Miller
Title:	Managing Director,
Head of Equity Capital Markets

(Signature Page to Acceleration Request Letter)